NEWS RELEASE

1ST QUARTER 2003 RESULTS

POISED FOR GROWTH AT RED LAKE MINE

(All dollar amounts in US$ unless otherwise stated)

Toronto, April 23, 2003 – GOLDCORP INC. (GG: NYSE; G: TSX) is pleased to announce its financial and operating results for the quarter ended March 31, 2003.  The most significant events are listed below.

Q1, 2003 SIGNIFICANT EVENTS

•

Increased Gold Bullion holdings by 14% to 7.0 tonnes.

•

Increased Revenues by 22% to $47.5 million and Earnings by 12% to $14.4 million.

•

Earnings per share held steady at $0.08 due to higher $Cdn and energy costs, lower gold production and more shares outstanding.

•

Holding gold demonstrates its advantage as Cumulative Bullion Adjusted Earnings* would have been $27 million or  $0.15 per share.

•

Net Cash position remains larger than the world’s top 5 gold producers combined, despite paying $37.7 million in taxes.  Cash $233 million plus $75 million in gold bullion.

•

Increased Dividend by 25%, now paid 6 times per year.

•

Rapid progress made towards Goldcorp’s next growth phase at the Red Lake Mine.

•

Strong Margins; Gross Operating 66%, Net Profit 30%, ROIC 16%.

*Cumulative bullion adjusted earnings are not GAAP based measures. Cumulative bullion adjusted earnings represent earnings which would have been realized if all gold held by Goldcorp had been sold at period end.

A GOLDEN BALANCE SHEET

Goldcorp remains DEBT – FREE.  At March 31, 2003 the Company had $233 million in cash plus gold holdings with a market value of $75 million for total liquid assets of $308 million.

Not only is Goldcorp’s “net cash” (total liquid assets minus debt) position of $308 million  greater than the net cash position of the World’s five largest gold companies combined, but also the Company’s gold holdings are now equal to those of Mexico.

Goldcorp believes that GOLD IS MONEY and that we are in the early stages of a BULL MARKET for gold.  Consequently the Company remains UNHEDGED and has continued to increase its gold holdings.  Goldcorp intends to continue to increase its gold holdings.  At the end of the first quarter ending March 31, 2003 Goldcorp’s gold holdings were 223,576 ounces or 7.0 tonnes.  This represents an increase of 14% from December 31, 2002.

Goldcorp has acquired its gold in two ways.  First, the Company has held back a portion of its production from sale.  During the first quarter ended March 31, 2003 3,877 ounces were held back from sale, and by the end of the period a total of 99,759 ounces had been accumulated in this way.

Second, Goldcorp has purchased gold bullion which at the end of the first quarter, 2003, totaled 123,817 ounces.  Some 23,657 ounces were purchased during the quarter for an average price of $329 per ounce, while the average gold price for the period was $352 per ounce.

FINANCIAL RESULTS

1st Quarter Ended March 31, 2003

Revenues were $47.5 million compared with $39.0 million in the same quarter, 2002.  Revenues increased primarily as a result of a higher realized gold price of $343 per ounce compared with $291 per ounce in the first quarter, 2002 in combination with an increase in the amount of gold sold.

Earnings were $14.4 million or $0.08 per share, compared with earnings of $12.9 million or $0.08 per share for the same period in 2002.  Earnings were negatively affected by a number of elements which in a decreasing order of magnitude are: higher operating costs (which are discussed under operating results);  an average realized gold price $9 per ounce below the average spot price; a loss on the value of marketable securities; and a foreign currency translation loss.  The combination of these elements negatively affected earnings by approximately $0.02 per share.

If Goldcorp had sold all of its gold holdings at quarter end, earnings would have increased to $27 million or $0.15 per share.  Goldcorp refers to these as Cumulative Bullion Adjusted Earnings.

Cash flow from operations was negative $14.3 million or a deficit of $0.08 per share compared with $20.3 million or $0.12 per share for the same period in 2002.  The negative cash flow  was a result of the one-time payment of $32.9 million for income taxes owed for 2002 together with installments for 2003 taxes totalling $4.8 million.  Goldcorp expects to generate robust positive cash flow per share for the remainder of 2003.

OPERATING RESULTS

1st Quarter Ended March 31, 2003

Gold production was 133,743 ounces at a cash cost of $99 per ounce sold, compared with 145,693 ounces at a cash cost of $96 per ounce sold during the same period in 2002.

The Red Lake Mine produced 117,339 ounces of gold at a cash cost of $74 per ounce during the quarter compared with 124,883 ounces at a cash cost of $65 per ounce during the same period in 2002.  The average grade of ore processed at Red Lake during the period was 2.09 ounces of gold per ton (opt) (or 71.7 grams per tonne (gpt)) compared with the  grade of 2.06 opt (70.6 gpt) processed during the same period in 2002.  The decline in production year over year resulted from the lower recovery rate of 87.5% realized during the quarter, compared with 89.1% realized during the same period in 2002.  However, the recovery rates realized during the quarter are consistent with those realized in previous quarters when mining was below reserve grade of 2.35 opt (80.6 gpt).

The grades processed in the first quarter 2003 reflected a lower grade mining cycle.  During March and April, mining entered a higher grade cycle with an associated increase in recovery rates.  These variations in grade of processed material and recoveries are consistent with patterns established in both 2001 and 2002.

Production costs increased at Red Lake relative to the first quarter 2002 as a result of the combination of several factors, principally the higher CND$:US$ exchange rate, the cost of increased development work associated with a change in some areas to undercut mining methods, and substantial increases in electricity costs.   However, costs are comparable with those of $72 per ounce obtained in the previous quarter ended December 31, 2002.

It is anticipated that production from gold in concentrate will commence in the 3rd quarter, 2003 and will total 31,000 ounces for the year.  Full year 2003 production for the Red Lake Mine is forecast to be 510,000 ounces at a cash cost of less than $75 per ounce sold.

The Wharf Mine had a disappointing quarter but its performance is expected to improve for the remainder of 2003.  It produced 16,404 ounces of gold at a cash cost of $278 per ounce sold compared with 20,810 ounces at a cash cost of $240 per ounce during the same period in 2002.  Costs per ounce increased as a result of lower recoveries and lower then budgeted grades.

Saskatchewan Minerals had a good quarter.  Production increased 5%, Revenues increased 14%, Operating profit increased 20% and cash flow increased 17% relative to the 1st quarter 2002.

POSITIONED FOR GROWTH

Low Risk and Value-Added

Goldcorp is focused on bottom line growth, which increases per share value and the wealth of our shareholders.  With its industry-leading balance sheet the Company has embarked on the next phase of growth.  Initially this is focused on the completion of the new shaft at the Red Lake Mine, which will increase production and lower costs.

The Company has also begun to establish new partnerships with several promising junior exploration companies to generate a pipeline of potential growth projects outside of the Red Lake Mine.

In its search for value-added growth Goldcorp remains focused on eliminating or minimizing the risk elements which have challenged the growth efforts of some other gold companies.  These include financial, political, technical and environmental risk elements.

Red Lake Mine – New Shaft

At the beginning of the quarter Goldcorp announced the approval by its board of directors of an expansion at the Red Lake Mine.  The expansion will be achieved by sinking a new shaft to a depth of 7150 feet with a total hoist capacity of 4000 tons per day (of ore and waste).  Forecast capital costs are approximately $85 million.

Upon completion of the shaft, production is anticipated to increase by approximately 45% to a maximum of 740,000 ounces annually with decreased costs.   At a gold price of $325 per ounce the Internal Rate of Return (IRR) is 47% and the payback period only 1.2 years.

With the Company’s exceptionally strong balance sheet and strong free cash flow generation the project is fully financed and therefore has no financial risk.  In addition the other principal risk elements (described above) are minimal. Consequently this expansion project is extremely competitive with any other development projects currently being contemplated anywhere in the world.

To date progress has been rapid and impressive.  Merit Consultants have been selected as Construction Managers and are working closely with Goldcorp staff.  During the quarter detailed engineering and site preparation commenced, the construction road was built to site, and the contract for the temporary power line was awarded.  A major milestone was achieved with the purchase of the permanent hoists.  This provides a significant scheduling advantage as the shaft - sinking contractor will be able to use these hoists from the beginning of sinking.  The tenders for the main sinking contract are currently being evaluated and should be awarded within the next few days.

Establishing New Alliances

The junior exploration companies are the research and development lifeblood of the mining industry and are typically responsible for many of the important new mineral exploration discoveries.  In recognition of this, Goldcorp selectively invested in a number of such companies during the quarter in order to gain exposure to potential new growth opportunities.

The managements of a number of these companies have been associated with the discoveries of significant gold ore bodies, including Eskay Creek in Canada, and Pierina in Peru.

Planet Exploration Inc. (PXI:TSX Venture Exchange) is actively exploring a promising gold project in the Red Lake area in which Goldcorp has an option to earn up to 60%.  Candente Resource Corp. (DNT:TSX Venture Exchange) is actively exploring in Newfoundland and Peru.  The investment in Candente is part of a strategic alliance to jointly explore selected properties in Newfoundland.  Madison Enterprises Corp. (MNP:TSX Venture Exchange) is exploring promising targets in Nevada, which is the largest gold-producing state in the United States of America.  American Bonanza Mining Corp. (BZA:TSX Venture Exchange) is exploring its high grade Copperstone gold project in Arizona.

All of these investments are in companies operating in North America, thus preserving Goldcorp’s favourable low political risk profile.

Additionally, during the quarter Goldcorp invested in BIOTEQ Environmental Technologies Inc. (BQE:TSE Venture Exchange) a company developing a patented wastewater treatment process which has potentially positive applications to improve the Mining Industry’s ability to operate within the highest environmental standards cost effectively.

SENIOR MANAGEMENT PROMOTIONS

Positioning for Next Growth Phase

During the quarter Goldcorp was also pleased to announce the promotion of R. Bruce Humphrey to Senior Vice President and Chief Operating Officer.  Bruce joined Goldcorp in April 1998 with the mandate to bring the Company’s new Red Lake Mine into production, a task which he executed (with the help of his team) superbly.

The promotion of Bruce to this new position is in recognition of his tremendous past contributions and to position Goldcorp for its next phase of growth which will come from the Red Lake Mine expansion and  the development of other potential new opportunities.  In addition Brad J. Boland was promoted from Corporate Controller to Vice President, Finance.

DIVIDEND INCREASED 25%

Returning Shareholder Value

Goldcorp announced its intention to increase its total annual dividend payment by 25% to US$0.15 per share from US$0.12 per share.  The frequency of the dividend payments was increased.  Shareholders will now receive 6 bimonthly payments of US$0.025 per share.  The first two payments in 2003 were made on February 14 and April 15.

Annual dividend payments were initiated at US$0.05 per share in February 2001 after the Red Lake Mine successfully entered commercial production.  Since that time Goldcorp has increased the dividend payment three times for a total increase of 200%.

PRESTIGIOUS AWARD FOR CEO

Northern Miner’s Mining Man of the Year

2003 started in a rewarding fashion when Chairman and CEO, Rob McEwen was named the Northern Miner’s Mining Man of the Year for 2002.  The newspaper’s editorial staff and publisher selected Rob as the person who was the biggest positive newsmaker within the mining industry during 2002.  Rob accepted this award on behalf of everyone at Goldcorp as it reflects the collective efforts of everyone at the Company and their focus on building per share value.

FORWARD-LOOKING STATEMENTS

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading “Risk Factors” and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities

FINANCIAL INFORMATION

Goldcorp’s Interim Management Discussion and Analysis and Consolidated Financial Statements for the three months ended March 31, 2003 are available on our website at www.goldcorp.com.

Goldcorp’s Red Lake Mine is the richest gold mine in the world.  The Company is in excellent financial condition with NO DEBT, a Large Treasury and Strong Cash Flow and Earnings.  GOLDCORP is completely UNHEDGED and pays a dividend six times a year.  Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:	Corporate Office:
Chris Bradbrook	145 King Street West
Vice President, Corporate Development	Suite 2700
Telephone: (416)865-0326	Toronto, Ontario
Fax: (416)361-5741	M5H 1J8
e-mail: info@goldcorp.com	website: www.goldcorp.com

Key Financial Statistics

(in US dollars)

	Three months ended March 31, 2003	Three months ended March 31, 2002
Financial Results (millions)
Total revenues	$ 47.5	$ 39.0
Gold sales	$ 44.2	$ 36.1
Earnings from operations	$ 23.4	$ 19.4
Earnings for the period	$ 14.4	$ 12.9
Operating cash flow	$ (14.3)	$ 20.3
Per Share Data (dollars)
Earnings Basic	$ 0.08	$ 0.08
Diluted	$ 0.08	$ 0.08
Cash Flow[1] Basic	$ (0.08)	$ 0.12
Diluted	$ (0.08)	$ 0.12
Cumulative bullion adjusted earnings[2]	$ 0.15
Cumulative bullion adjusted cash flow[2]	$ 0.10
Key Financial Ratios
Gross Operating Margin	66.1%	63.1%
Net Profit Margin	30.4%	33.1%
Return on Invested Capital	15.7%	31.4%
Weighted Average Shares Outstanding (millions)	182.6	165.5

Financial Position (millions)	As at March 31, 2003	As at December 31, 2002

Cash and short-term investments	$ 232.6	$ 260.8
Gold Bullion Holdings (valued at market):
Purchased	$ 41.5	$ 34.3
Produced, not sold	$ 33.4	$ 32.9
Total Gold	$ 74.9	$ 67.2
Working capital	$ 295.1	$ 273.6
Long-term debt	NIL	NIL
Shareholders’ equity	$ 382.1	$ 349.9
Shares outstanding (millions)	182.7	182.4

1 Cash flow per share from operations is a non GAAP measure that does not have any standardized meaning nor is it necessarily comparable with other companies.

2 Cumulative bullion adjusted earnings and cash flow are not GAAP measures.  Cumulative bullion adjusted earnings and cash flow indicate what the earnings and cash flow would have been if all gold held by Goldcorp (regardless of when and how acquired) had been sold at period end.

Key Operating Statistics

(in US dollars)

	Three months ended March 31, 2003	Three months ended March 31, 2002
Totals
Gold produced (ounces)	133,743	145,693
Gold sold (ounces)	129,866	124,000
Per Ounce Data ($/oz) [1,2]
Average realized gold price	$ 343	$ 291
Average spot gold price	$ 352	$ 291
Cash cost	$ 99	$ 96
Non-cash cost	$ 35	$ 25
Total cost	$ 134	$ 121

Results for Individual Operations
Gold Produced (ounces)
Red Lake Mine	117,339	124,883
Wharf Mine	16,404	20,810
Total	133,743	145,693
Per Ounce Data ($/oz.)
Red Lake Mine
Cash cost	$ 74	$ 65
Non-cash cost	30	27
Total cost	$ 104	$ 92
Wharf Mine
Cash cost	$278	$240
Non-cash cost	71	18
Total cost	$349	$258

1 Production costs are based on ounces of gold sold, which differs from ounces of gold produced.

2 Cash and total costs are calculated in accordance with The Gold Institute standards.

Interim Management's Discussion and Analysis

For the quarter ended March 31, 2003

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) analyses the results of operations for the three months ended March 31, 2003 and 2002, and the financial position of the Company as of March 31, 2003, and December 31, 2002.

All amounts in this report are in United States (“US”) dollars, except where otherwise indicated. Goldcorp completed a two-for-one stock split during May 2002 and the per share results for prior reporting periods have been restated to retroactively reflect the split.

Financial Results

(in millions of US dollars, except per share and per ounce amounts)

	For the three months ended March 31,	For the three months ended March 31,
	2003	2002

Revenues	$ 47.5	$ 39.0

Revenues from gold sales	$ 44.2	$ 36.1
Realized gold price ($/oz)	$ 343	$ 291
Actual average gold price ($/oz)	$ 352	$ 291

Earnings	$ 14.4	$ 12.9
Per Share: Basic	$ 0.08	$ 0.08
Diluted	$ 0.08	$ 0.08

Operating cash flow	$ (14.3)	$ 20.3
Per Share: Basic[1]	$ (0.08)	$ 0.12
Diluted	$ (0.08)	$ 0.12

Revenues for the quarter ended March 31, 2003, improved by 22% over last year due to an increase of 18% in realized gold prices and selling 5% more ounces of gold bullion.

Goldcorp produced 133,743 ounces of gold bullion for the first quarter of 2002 and sold 129,866 ounces, compared with 145,693 ounces produced and 124,000 ounces sold for the corresponding period last year.

The earnings for the first quarter of 2003 were $1.5 million higher than the corresponding period last year.  Higher earnings from operations and interest income were partially offset by a higher tax provision and a loss on foreign currency and marketable securities.

Cash flow from operations for the first quarter of 2003 was negative $14.3 million, compared with $20.3 million positive cash flow from operations for the first quarter of 2002. The outflow of cash is largely due to tax payments of $32.9 million related to 2002 earnings and increased tax installments for 2003.

At the end of March 31, 2003, Goldcorp had treasury assets at a market value of $330.1 million, comprised of cash and short-term investments of $232.6 million, gold bullion of $74.9 million and marketable securities of $22.6 million.

Operating Results

(in US dollars, except gold production ounces)

	For the three months ended March 31,	For the three months ended March 31,
	2003	2002

Gold Production (oz)
Red Lake Mine	117,339	124,883
Wharf Mine	16,404	20,810

Total ounces produced	133,743	145,693

Total ounces sold	129,866	124,000

Production costs ($/oz)

Red Lake Mine
Cash cost	$ 74	$ 65
Non-cash cost	30	27

Total cost	$ 104	$ 92

Wharf Mine
Cash cost	$ 278	$ 240
Non-cash cost	71	18

Total cost	$ 349	$ 258

Weighted average
Cash cost	$ 99	$ 96
Non-cash cost	35	25

Total cost	$ 134	$ 121

Gold Bullion

Beginning in the second half of 2001, Goldcorp began accumulating gold. At March 31, 2003, the Company’s total holdings of gold bullion were 223,576 ounces with a market value of $74.9 million, based on the March 31, 2003 London PM fix of $334.85 per ounce.  During the quarter, Goldcorp produced 133,743 ounces of gold and sold 129,866 ounces, increasing the ounces held back from sale by 3,877 ounces, bringing the total produced gold ounces withheld to 99,759 ounces.  Goldcorp has also added to its gold bullion holdings by purchasing gold on the open market.  During the first quarter of 2003, the Company purchased 23,657 ounces of gold, increasing the balance of total purchased gold to 123,817 ounces.

Under generally accepted accounting principles (GAAP), gold bullion is carried on the balance sheet at the lower of cost or market, until the ounces are sold.  In addition, revenue on the produced gold bullion, or any gain on the purchased gold bullion is not recognized until the ounces are sold.  As a result, the financial statements do not reflect the market value of the accumulated gold bullion.

To accurately reflect Goldcorp’s operating performance and financial position certain non-GAAP information is presented reflecting the net realizable value of the accumulated gold bullion and the impact on operations if the bullion was sold.  This approach more accurately reflects the results of our operating activities.

These “bullion adjusted” figures are not measures of performance under Canadian or US GAAP.  They should not be considered in isolation or as a substitute for GAAP measures.  The bullion adjusted figures do not have standardized meaning nor are they necessarily comparable with other companies.

Impact on Earnings and Cash Flow if Gold Bullion was Sold at March 31, 2003

(in millions of US$, except where noted)

	Three months Ended March 31, 2003
	As reported under GAAP	Cumulative bullion adjusted results

Earnings	$14.4	$27.1
Per share: Basic	$0.08	$0.15
Diluted	$0.08	$0.14

Cash flow from operations	($14.3)	$19.1
Per share: Basic	($0.08)	$0.10
Diluted	($0.08)	$0.10

Cumulative bullion adjusted earnings and cash flow is a measure of the Company’s financial performance that reflects the unrealized (market value less cost) after-tax gain on gold bullion held at the end of the period versus the GAAP approach which uses a cost basis.  At March 31, 2003, based on a closing gold price of $334.85 per ounce, the market value of the total gold bullion held was $74.9 million versus a reported value of $53.3 million, a difference of $21.6 million.  Had the 223,576 ounces of gold been sold at March 31, 2003, Goldcorp’s cash position would have increased by $74.9 million.  This increase represents, on an after-tax basis, additional earnings of $12.7 million ($0.07 per share), and additional cash flow from operations of $33.4 million ($0.18 per share)*.  The earnings and cash flow for the quarter would have increased to $27.1 million ($0.15 per share) and $19.1 million ($0.10 per share), respectively.

*Additional cash flow from operations from gold bullion does not include the proceeds from the sale of the purchased bullion holdings.  This is because the cash flow related to the sale of purchase gold bullion would be classified under investing activities on the Consolidated Statements of Cash Flow.

Operational Review

Red Lake Mine

Operating Data	For the three months ended March 31,	For the three months ended March 31,
	2003	2002

Tons of ore milled	60,653	60,282
Tons of ore milled per calendar day	674	670
Average mill head grade (ounces per ton)	2.09	2.06
Average recovery rate	87.5%	89.1%
Ounces of gold produced	117,339	124,883
Ounces of gold sold	113,821	102,300
Operating cost per ounce
Cash production cost	$ 74	$ 65
Non-cash cost	30	27

Total operating costs	$ 104	$ 92

Financial Data
(in millions of US dollars)

Revenues	$ 38.4	$ 29.7
Operating profit	$ 26.3	$ 20.2
Operating margin (%)	68%	68%
Operating cash flow	$ 29.8	$ 23.0

During the first quarter, the Red Lake Mine produced 117,339 ounces of gold at a cash cost of $74 per ounce, compared with 124,883 ounces at a cash cost of $65 per ounce for the corresponding period last year. The higher cash cost in the first quarter is the result of higher operating costs, largely driven by increased energy prices, a higher that normal amount of underground development, and a strong Canadian dollar. During the first quarter of 2003, the average cost of CDN$1.00 was US$0.6623, compared to US$0.6272 during the corresponding period in the prior year.

Gold bullion production for the first quarter of 2003 of 117,339 ounces resulted from the processing of 60,653 tons of ore at an average grade of 2.09 ounces per ton (opt), or 71.7 grams per tonne (gpt), with a recovery rate of 87.5%.

During the first quarter of 2003, work began on the recently announced expansion of the Red Lake Mine.

Wharf Mine

Operating Data	For the three months ended March 31,	For the three months ended March 31,
	2003	2002

Tons of ore mined (000's)	872	891
Tons of waste removed (000's)	3,750	2,954
Ratio of waste to ore	4.30:1	3.32:1
Tons of ore processed (000's)	765	987
Average grade of gold processed (opt)	0.023	0.023
Ounces of gold produced	16,404	20,810
Ounces of gold sold	16,045	21,700
Operating cost per ounce
Cash production cost	$ 264	$ 231
Royalties and severance taxes	14	9

Total cash cost	$ 278	$ 240
Non-cash cost	71	18
Total operating cost	$ 349	$ 258

Financial Data
(in millions of US dollars)

Revenues	$ 5.8	$ 6.4
Operating profit	$ 0.1	$ 0.7
Operating margin (%)	2%	11%
Operating cash flow	$ 1.3	$ 1.2

The Wharf Mine continued to experience operational difficulties.  Production of 16,404 ounces of gold for the first quarter of 2003 is equivalent to 79% of the production for the corresponding period last year.  Total cash cost for the first quarter of 2003 of $278 per ounce was $38 higher than the corresponding period last year.  During 2002, operations shifted to the Trojan Pit, which is the mine’s remaining pit.  Due to greater hauling distances and a higher stripping ratio, increased costs were forecast.  In addition, the change in ore composition from the Trojan Pit has slowed the rate of gold recovery from the leach pads, which has also led to higher costs.

The non-cash cost for the first quarter of 2003 of $71 per ounces was $53 per ounce higher than for the corresponding period last year. The increase in non-cash cost is also related to the shift in operations to the Trojan Pit.  Pre-stripping of waste rock is required to access the pit’s ore.  The costs related to pre-stripping are capitalized and then amortized over the mine’s remaining ounces.

Saskatchewan Minerals

(in millions of US dollars, operating data in thousands of tons)

Operating Data	For the three months ended March 31,	For the three months ended March 31,
	2003	2002

Tons produced	32.1	30.7
Tons sold	28.0	25.9

Financial Data

Revenues	$ 3.3	$ 2.9
Operating profit	$ 0.6	$ 0.5
Operating margin (%)	18%	17%
Operating cash flow	$ 0.7	$ 0.6

Revenue and operating profit improved over the corresponding period last year, due to higher sales volumes and pricing levels.

Expenses

(in millions of US dollars)

	For the three months ended March 31,	For the three months ended March 31,
	2003	2002

Corporate administration	$ 1.9	$ 1.6
Depreciation, depletion and reclamation	$ 4.7	$ 3.2
Exploration	$ 1.4	$ 0.4

Depreciation, depletion and reclamation expense incurred for the first quarter of 2003 was $4.7 million, compared with $3.2 million for the corresponding period last year.  The increase is related to the amortization at the Wharf Mine of capitalized pre-stripping required to access the ore in the mine’s remaining pit.  Depreciation and depletion has also increased at the Red Lake Mine as a result of continued capitalized development.

Total exploration expenditures (both expensed and capitalized) were $5.1 million for the quarter ended March 31, 2003, compared with $2.9 million in first quarter of 2002. All exploration expenditures incurred related to the Red Lake area. Exploration costs expensed for the first quarter ended March 31, 2003 were $1.4 million, compared with $0.4 million in the same period in 2002.

Expensing of Stock Options

Given the continuing discussion, in both Canada and the US, surrounding the accounting treatment of stock options, Goldcorp has decided not to start expensing stock options on the financial statements and has continued to disclose the expense on a pro forma basis.

Other Income (Expense)

(in millions of US dollars)

	For the three months ended March 31,	For the three months ended March 31,
	2003	2002

Interest and other income	$ 1.6	$ 0.5
Loss on foreign currency	$ (0.5)	$ -
Loss on marketable securities	$ (0.8)	$ -

Interest and other income earned for the quarter ended March 31, 2003, was $1.6 million, compared with $0.5 million in 2002.  The increase was due to higher cash and short-term investment balances resulting from the April 2002 equity financing and cash generated from operations.

The loss on foreign currency is the result of the movement in the CDN$/US$ rate of exchange on US$ denominated monetary assets in the Company’s Canadian operations.

The loss of $0.8 million on marketable securities for the first quarter of 2003 compares with breakeven for the corresponding period last year.  The loss was comprised of an unrealized loss on marketable securities of $1.5 million, partially offset by a realized gain of $0.7 million.

Liquidity and Capital Resources

Goldcorp’s treasury assets, noted at market values, are listed below.  These values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market.

Treasury assets

 (in millions of US dollars)

	As at March 31,	As at December 31,
	2003	2002

Cash and short-term investments	$ 232.6	$ 260.8
Purchased gold bullion - at market value	41.5	34.3
Produced gold bullion - at market value	33.4	32.9
Marketable securities - at market value	22.6	9.8

Total	$ 330.1	$ 337.8

Cash and short-term investments decreased by $28.2 million, from $260.8 million at December 31, 2002, to $232.6 million at March 31, 2003.  During the quarter, operating activities used $14.3 million, while investing and financing activities used $27.8 million and $3.3 million, respectively.  The effect of exchange rate changes on cash increased the reported cash and short-term investments by $17.2 million.  These cash flow items are explained in more detail below.

The market value of Goldcorp’s gold bullion holdings, based on the London PM Fix on March 31, 2003, was $33.4 million for produced gold bullion and $41.5 million for purchased gold bullion, resulting in an overall market value of $74.9 million.

Goldcorp remains debt free and its gold production and reserves are totally unhedged. Goldcorp has no significant off balance sheet liabilities. Goldcorp’s operations participate in defined contribution pension plans. Contributions to defined contribution plans are based on specified percentages of salaries. Goldcorp has no associated unfunded pension liabilities.

Operating cash flow (deficiency)

Goldcorp’s cash deficiency from operations was $14.3 million, or $0.08 per share, for the quarter ended March 31, 2003. This compares with cash flow from operations of $20.3 million, or $0.12 per share for the corresponding quarter in 2002.  The operating deficiency resulted from taxes paid in February, on 2002 earnings, totaling $32.9 million and increased tax installments for 2003.  Cash flow from operations for the quarter, before the $32.9 million tax payment, was $18.1 million, or approximately $0.10 per share.  Including the first quarter payment on 2002 earnings, the Company expects to pay taxes totaling approximately $68 million in 2003.

Investing activities

During the first quarter of 2003, expenditures on mining interests totaled $9.9 million, consisting of $6.8 million at the Red Lake Mine and $3.1 million at the Wharf Mine.  The $6.8 million at the Red Lake Mine includes exploration expenditures of $3.8 million.  Exploration expenditures to increase reserves at the mine are capitalized.  The amount at the Wharf Mine relates to capitalized costs pertaining to the Trojan Pit.

During the three months ended March 31, 2002, the Company’s investing activities used $7.0 million.  Expenditures of $5.3 million were for mining interests, along with an increase of $1.7 million in reclamation deposits.

Goldcorp has a portfolio of marketable securities consisting largely of junior exploration and mining companies.  During the quarter, a net investment of $10.3 million was made in marketable securities.  In addition, 23,657 ounces of gold bullion was purchased at cost of $7.6 million.

Financing activities

The Company paid a dividend of $0.025 per share during the first quarter of 2003 for a total cost of $4.6 million.  During the corresponding period in 2002, a dividend of $0.025 per share was also paid for a total cost of $4.1 million.  The second of six scheduled dividend payments was declared during the first quarter of 2003 and paid subsequent to the end of the quarter.  As a result, a dividend payable of $4.6 million is recorded on the balance sheet as at March 31, 2003.

Effect of exchange rate changes on cash

A substantial portion of the Company’s cash and short-term investments are held in CDN$.  As a result, the strengthening of the CDN$ since December 31, 2002, has had a positive impact on the reported cash on the balance sheet.  This impact, totaling $17.2 million, is reflected on the Consolidated Statements of Cash Flow under the effect of exchange rate changes on cash.

Outlook

Total gold production for 2003 is forecast to be approximately 597,000 ounces, compared with 607,919 ounces in 2002.  Consolidated cash cost is expected to be approximately $102 per ounce, while non-cash cost is expected to be $38 per ounce.  This compares with $93 cash cost per ounce and $32 non-cash cost per ounce for the year ended December 31, 2002.

The Red Lake Mine is planning to produce 510,000 ounces and includes 31,000 ounces of gold produced from concentrate.  Average mill head grade is projected to be 2.22 opt (76.1 gpt) with an average recovery rate of approximately 91%.  The production is based on milling 650 tons per day, compared with 656 tons per day in 2002.  Cash costs are budgeted to be less than $75 per ounce (versus $65 per ounce in 2002), while total costs are expected to be less approximately $105 per ounce (versus $94 in 2002).  The higher cost is largely the result of lower production and a strengthening Canadian dollar.

The Wharf Mine is forecast to produce approximately 87,000 ounces of gold in 2003 at a cash cost of approximately $246 per ounce.  Total costs are forecast to be $324 per ounce, compared with $300 per ounce in 2002.  The higher cost reflects the slower rate of gold recovery from the leach pads.

Goldcorp Inc.

Consolidated Balance Sheets

(in thousands of United States dollars)

	As at	As at
	March 31,	December 31,
	2003	2002
	(unaudited)
Assets

Current assets
Cash and short-term investments	$ 232,629	$ 260,833
Gold bullion inventory (note 3)
Purchased (market value: $41,460; 2002: $34,330)	41,460	31,337
Produced (market value: $33,404; 2002: $32,864)	11,799	10,779
Accounts receivable	3,226	3,103
Marketable securities
(market value: $22,603; 2002: $9,774)	16,928	5,923
Inventories	15,716	14,104
Prepaid expenses	1,110	1,298
	322,868	327,377

Mining interests, net	139,169	124,444
Deposits for reclamation costs	4,607	4,489
Other assets	1,272	1,208
	$ 467,916	$ 457,518

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable	$ 1,690	$ 5,348
Accrued liabilities	11,139	11,080
Dividends payable	4,568	-
Income and mining taxes payable	9,903	36,897
Future income and mining taxes	436	405
	27,736	53,730

Provision for reclamation costs	18,228	17,712
Future income and mining taxes	39,664	36,134

Shareholders' equity
Capital stock (note 5)	350,107	348,848
Cumulative translation adjustment	11,178	(14,627)
Retained earnings	21,003	15,721
	382,288	349,942
	$ 467,916	$ 457,518

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc.

Consolidated Statements of Operations (unaudited)

(in thousands of United States dollars, except per share amounts)

	Three months ended
	March 31,
	2003	2002
		(restated-note 2)
Revenues
Gold	$ 44,155	$ 36,082
Industrial minerals	3,320	2,921
	47,475	39,003
Expenses
Operating	16,115	14,403
Corporate administration	1,898	1,576
Depreciation, depletion and reclamation	4,667	3,226
Exploration	1,353	390
	24,033	19,595

Earnings from operations	23,442	19,408

Other income (expense)
Interest and other income	1,648	547
Loss on foreign currency	(543)	(30)
Gain (loss) on marketable securities	(811)	32
	294	549

Earnings before taxes	23,736	19,957
Income and mining taxes	9,326	7,046

Earnings for the period	$ 14,410	$ 12,911

Earnings per share (note 5)
Basic	$ 0.08	$ 0.08
Diluted	$ 0.08	$ 0.08
Weighted average number of shares
outstanding (000’s)	182,588	165,502

Goldcorp Inc.

Consolidated Statements of Earnings (unaudited)

(in thousands of United States dollars)

	Three months ended
	March 31,
	2003	2002
		(restated-note 2)

Retained earnings (deficit) at beginning of period	$ 15,721	$ (30,323)

Dividends	(9,128)	(4,139)

Interest on note receivable for capital stock	-	27

Earnings for the period	14,410	12,911

Retained earnings (deficit) at end of period	$ 21,003	$ (21,524)

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc.

Consolidated Statements of Cash Flows (unaudited)

(in thousands of United States dollars)

	Three months ended
	March 31,
	2003	2002
		(restated-note 2)
Cash provided by (used in)
Operating activities
Earnings for the period	$ 14,410	$ 12,911
Items not affecting cash
Depreciation, depletion and reclamation	4,667	3,226
Loss (gain) on marketable securities	811	(32)
Future income taxes	804	1,130
Reclamation expenditures	(51)	(144)
Change in non-cash operating working capital	(34,944)	3,230
Net cash provided by (used in) operating activities	(14,303)	20,321

Investing activities
Mining interests	(9,926)	(5,342)
Purchase of gold bullion held for resale	(7,572)	-
Purchase of marketable securities	(13,394)	-
Proceeds from sale of marketable securities	3,105	53
Decrease (increase) in reclamation deposits	7	(1,684)
Net cash used in investing activities	(27,780)	(6,973)

Financing activities
Issue of capital stock	1,259	1,443
Dividends	(4,560)	(4,139)
Net cash used in financing activities	(3,301)	(2,696)
Effect of exchange rate changes on cash	17,180	(30)

Increase (decrease) in cash and short-term investments	(28,204)	10,622
Cash and short-term investments
at beginning of period	260,833	78,104
Cash and short-term investments
at end of period	$ 232,629	$ 88,726

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc.

Notes to Consolidated Financial Statements (unaudited)

1.

General

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2002.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2.

Change in Accounting Policy - Marketable Securities

 During the third quarter of 2002, the Company began accounting for marketable securities at the lower of cost or market determined on an individual security basis.  The effect of this change had no impact on retained earnings at January 1, 2002.  The gain on marketable securities recognized in the three months ended March 31, 2002, has been reduced by $4,160,000 ($3,301,000 after tax, or $0.02 per share) with the deficit at March 31, 2002 increased by $3,301,000.  The related securities were sold during the second and third quarter in 2002 and the resulting gain was realized.

3.

Gold Bullion

During the three months ended March 31, 2003, the Company purchased 23,657 ounces of gold bullion for a total cost of $7,572,000. At March 31, 2003, based on a gold price of $334.85 per ounce, the market value of the 123,817 ounces of gold bullion that has been purchased was $41,460,000.

At March 31, 2003, the Company had 99,759 ounces of produced gold bullion, which is carried on the balance sheet at a production cost of $11,799,000.  The market value of the Company’s produced gold bullion on March 31, 2003, was $33,404,000.

4.

Segmented Information

The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining in Canada. The Company’s gold mines consist principally of the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota.  The industrial mineral operations consist of Saskatchewan Minerals, located in Saskatchewan, which produces sodium sulphate primarily for the detergent industry.

Three months ended
March 31,
	2003	2002
Gold
Revenues:
Canada	$ 38,373	$ 29,716
United States	5,782	6,366
	$ 44,155	$ 36,082

Depreciation, depletion and reclamation	$ 4,584	$ 3,170
Operating income before taxes	$ 24,746	$ 20,356
Expenditures for mining interests	$ 9,921	$ 5,305

Industrial Minerals
Revenues:
Canada	$ 1,693	$ 1,548
United States	1,627	1,373
	$ 3,320	$ 2,921

Depreciation, depletion and reclamation	$ 126	$ 56
Operating income before taxes	$ 595	$ 427
Expenditures for mining interests	$ -	$ 34

Total
Revenues:
Canada	$ 40,066	$ 31,264
United States	7,409	7,739
	$ 47,475	$ 39,003

Depreciation, depletion and reclamation	$ 4,710	$ 3,226
Operating income before taxes	$ 25,341	$ 20,783
Expenditures for mining interests	$ 9,921	$ 5,339

Reconciliation of earnings before taxes

Operating income from reportable
segments before taxes	$ 25,341	$ 20,783
Gain (loss) on marketable securities (as restated - note 2)	(811)	32
Interest and other income	1,648	547
Loss on foreign currency	(543)	(30)
Corporate expenses and other	(1,899)	(1,375)

Earnings before taxes	$ 23,736	$ 19,957

5.

Capital Stock

On March 21, 2002, the Company’s shareholders approved a two-for-one split of the Company’s common shares. The record date for the split was May 22, 2002. Accordingly, all references in the consolidated financial statements with respect to shares, stock options and per share amounts have been restated to retroactively reflect the split.

At March 31, 2003, the Company had 182,709,874 common shares outstanding.  If all outstanding options and warrants had been exercised a total of 207,244,606 common shares would have been outstanding.

The following table sets forth the computation of diluted earnings per share:

	Three months ended
	March 31,
	2003	2002
Numerator:
Earnings available to common shareholders	$ 14,410	$ 12,911
Denominator (shares in thousands):
Weighted average shares outstanding	182,588	165,502
Effect of dilutive securities:
Employee stock options and warrants	8,958	3,942
Adjusted weighted average shares and
assumed conversions	191,546	169,444

Basic earnings per share	$ 0.08	$ 0.08
Diluted earnings per share	$ 0.08	$ 0.08

The following lists the stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the period:

	Three months ended
	March 31,
	2003	2002

Stock options and warrants (shares in thousands)	8,010	2,662

The Company accounts for all stock-based payments to non-employees granted on or after January 1, 2002, using the fair value based method. Stock options granted to employees are accounted for as a capital transaction. The Company is also required to disclose the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method. For the three months ended March 31, 2003, no stock options were granted. 2,662,000 stock options were granted during the three months ended March 31, 2002. The cost related to the options were estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%, dividend yield of 1%; volatility factor of the expected market price of the Company’s common stock of 40%; and a weighted average expected life of the options of 5 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed over the options’ vesting period, which is 3 years.

The following is the Company’s pro forma earnings with the fair value method applied to all options issued since January 1, 2002:

	Three months ended
	March 31,
	2003	2002

Earnings for the period	$ 14,410	$ 12,911
Compensation expense related to fair
value of stock options	(1,278)	(619)
Pro forma earnings for the period	$ 13,132	$ 12,292

Pro forma earnings per share:
Basic	$ 0.07	$ 0.07
Diluted	$ 0.07	$0.07

Footnotes

1 Operating cash flow per share is not a measure of performance under Canadian or US GAAP. This measure does not have standardized meaning, nor is it necessarily comparable with other companies.